Exhibit 99.86




                              [LETTERHEAD OF BORDEN]



                                            December 5, 1994



         Japonica Partners
         30 Kennedy Plaza
         Providence, RI  02903

         Attention:  Mr. Paul Kazarian

         Gentlemen:

         The Borden Board of Directors has concluded for the reasons described below that your November 30, 1994 letter does not present an attractive alternative to the Whitehall transaction and that your claims in that letter are not realistic or credible.

         Based upon our in-depth knowledge of Borden, including our analysis of various restructuring alternatives over the last 18 months, the information you have provided, and after consultation with Borden's management and our financial and legal advisors, the Board:

                   Does not believe that you could cause Borden's common shares to be worth $17 in the near future. In this regard, we note that you do not contemplate injecting equity into Borden and that your proposal will increase the Company's fixed charges.

                   Considers as unrealistic your earnings per share forecasts which for most years are more than double management's estimates.

                   Considers that your proposed spin-offs would likely entail serious legal issues involving fraudulent conveyance and illegal dividends and believes it is far from clear that the spin-offs can be accomplished on a tax-free basis.

                   Has serious doubts that you will be able to obtain consents or refinancing for the at least $1.4 billion of debt that would become due as a result of the implementation of your proposal. In this regard, we note that the Board considers that Borden already has too much debt and that your proposal will further increase the Company's leverage.





                   Believes that if you had committed financing without material contingencies for the transactions you con-template, you would have provided the Board with some evidence thereof.

                   Believes that the preferred stock to be exchanged for common stock pursuant to your proposal would require a high dividend rate and other restrictive terms in order to trade at par, causing a further burden to the Company.

                   Believes that it would take at least six months to implement the transactions contemplated by your pro-posal and possibly longer and notes your proposal does not protect Borden or its shareholders against any possible adverse developments in the interim period.

         We have gone out of our way to give you the opportunity to address with us in a businesslike and professional atmosphere the concerns that led to the conclusions set forth above. You have declined to attend two meetings we have scheduled for that purpose or to provide written responses to our questions.
         These failures follow your refusal several months ago to accept our offer to provide you confidential Borden information on customary terms. We conclude that you have no acceptable answers to the fundamental issues we have raised and prefer to engage in publicity-seeking rather than substantive dialogue.

         As we have advised you, our objective is to maximize the value of Borden for its shareholders, and we will pursue whatever transaction we believe most likely to achieve our objective. If you choose to provide us with additional information about your proposal, we will review it in light of this objective.

                                  On behalf of the Board of Directors,

                                  /s/ Frank J. Tasco

                                  Frank J. Tasco
                                  Chairman